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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For              PRESS RELEASES ISSUED ON OCTOBER 13, 2000 AND OCTOBER 16, 2000
   ----------------------------------------------------------------------------

           QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
   ----------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

            612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
   ----------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                     Form 40-F    X
          -----                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
    ------                              ------

                                                                    PAGE 1 OF 6


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                                PRESS RELEASES OF
                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                             FILED IN THIS FORM 6-K



a)       Dated October 13, 2000 (#25/00)
b)       Dated October 16, 2000 (#26/00)





                                                                  PAGE 2 OF 6


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OCTOBER 13, 2000                                                          25/00

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 1


            MICHAEL OSESEK JOINS QUEBECOR WORLD AS SENIOR VICE PRESIDENT
                       QUEBECOR WORLD MAGAZINE/CATALOG GROUP


NEW YORK, NY - Michael Osesek has been appointed Senior Vice President, Group Manufacturing for the Magazine/Catalog Group of Quebecor World. Based in Franklin, Ky., Mr. Osesek will be responsible for managing the business unit's gravure platform.

Mr. Osesek comes to Quebecor World after spending the last 26 years with R.R. Donnelley & Sons. He held many supervisory and managerial positions during his career and most recently held the position of Division Director and Vice President of Manufacturing for the Gallatin, TN, manufacturing facility.

Mr. Osesek's main objective is to standardize Gravure processes and practices, providing for consistent performance and improved throughput of the Magazine/Catalog platform at Quebecor World. "Mike's experience and results are unparalleled in the industry. It is fitting to have one of the best Gravure managers in the business leading the finest Gravure manufacturing platform in the industry," said John Paloian, President, Quebecor World Magazine/Catalog Group.

Mr. Osesek stated, "I am excited about the opportunity to leverage the time I've spent in the printing business with the #1 Gravure asset base available today. From my perspective, the ability of this new company to deliver value-added to our customers through flexibility and speed of delivery is unmatched by anyone in the industry."

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                               - 30 -

CONTACT:

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317

                                                                    PAGE 3 OF 6

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OCTOBER 16, 2000                                                          26/00

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 2


        QUEBECOR WORLD COMMERCIAL GROUP ANNOUNCES MAJOR WEB PRESS PURCHASE
                             FOR GEORGE RICE & SONS

Greenwich, CT - Quebecor World Commercial Group has announced the purchase of a major new heatset web offset press for the QW George Rice & Sons facility in Los Angeles, California. Specifically, the press is a Heidelberg M-2000 Gapless Web press that prints eight-color, with two-sided inline UV coating, an array of in-line folding configuration and will have a 57" sheet width. The M2000 press will serve the ultra high-quality segment of the commercial printing industry, within which George Rice & Sons has been a long-time leader. The press is scheduled to be printing customer projects in February 2001, based on installation beginning in November 2000 and rigorous print testing in January 2001. According to Randolph K. "Randy" Ginsberg, President of QW George Rice, "This announcement is very exciting because, with this remarkable new press, `George Rice Quality' will finally be available for 8-color web projects. Most importantly, our M2000 will provide a meaningful improvement that will benefit the designers of high-end printing, such as annual reports, automobile promotion materials, etc. Finally, Eight colors and UV provides more flexibility for creativity. Of course, the new press can still run standard roll sizes for 16-page formats. However, when it's right for the project, the press will run 57" rolls." Mr. Ginsberg continued, "The larger roll size will offer a 24-page form. The following are a few of the options that will be available: two-out folded 12-pagers, six-out folded 4-pagers, square tab 8-pagers up to 11" x 11", etc...not to mention full pre-folding for gate folded signatures. And, with running speeds that can exceed most 16-page webs, the natural efficiencies for producing top-quality printing in a 24-page format (versus the typical16-page) will be obvious and significant."

George Rice & Sons is a perennial winner of major industry printing awards. Most recently in 2000, the company won seven Gold Ink Awards (which included one gold) and, later this week in NYC, two of their entries in the prestigious Mead Paper Annual Report Show will be honored as winners (i.e., Williams Sonoma 1999 and Starbucks 1999). Also, as George Rice & Sons continues in the forefront of technology in printing presses, they are doing the same in prepress and digital technology. Recently, they installed two new Creo digital proofer-setters, which doubles their total of Creo devices and CTP capacity.



                                                                    PAGE 4 OF 6




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FOR IMMEDIATE RELEASE                                               PAGE 2 OF 2

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list, technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                - 30 -

FOR FURTHER INFORMATION:
John McQueen
Director-Marketing
QW Commercial Group
(978) 658-0800
(800) 829-0800

Randy Ginsberg
President
QW George Rice & Sons
(323) 223-2020
(800) 833-0785

                                                                    PAGE 5 OF 6

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    QUEBECOR WORLD INC.



                                    By:              (Signed) CLAUDINE TREMBLAY
                                                     --------------------------
                                    Name:            Claudine Tremblay
                                    Title:           Assistant Secretary



Date: October 26, 2000


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